Exhibit 99.2

EXECUTION VERSION

INDENTURE SUPPLEMENT NO. 4

dated as of February 3, 2016

among

Citicorp International Limited
as Trustee,

Citicorp International Limited

as Shared Security Agent,

XINYUAN REAL ESTATE CO., LTD.

and

The entities listed in Schedules I hereto

as the Subsidiary Guarantors

13.25% Senior Notes Due 2018

INDENTURE SUPPLEMENT NO. 4, dated as of February 3, 2016 (this “Indenture Supplement”), pursuant to the Indenture dated as of May 3, 2013 (as amended, restated or supplemented from time to time, the “Indenture”), by and among Xinyuan Real Estate Co., Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), Citicorp International Limited, as trustee (the “Trustee”), Citicorp International Limited, as shared security agent (the “Shared Security Agent”), and the entities listed in Schedule I hereto collectively (the “Subsidiary Guarantors”). Unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

RECITALS

WHEREAS, the Company, the Subsidiary Guarantors party thereto and the Trustee entered into the Indenture, dated as of May 3, 2013, relating to the Company’s 13.25% Senior Notes Due 2018 (the “Notes”).

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided that certain amendments may not be affected without the consent of each Holder of the Notes affected;

WHEREAS, the Company desires and has requested the Trustee to join with it in entering into this Indenture Supplement for the purpose of amending the Indenture in certain respects as permitted by Section 9.02 of the Indenture;

WHEREAS, the Company has received the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company and the Trustee to enter into this Indenture Supplement, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Indenture Supplement as contemplated by Section 9.04 of the Indenture; and

WHEREAS, the Company has delivered to the Trustee simultaneously with the execution and delivery of this Indenture Supplement an Opinion of Counsel relating to this Indenture Supplement as contemplated by Section 9.04 of the Indenture;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants contained herein and for other good and valuable consideration, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Notes, as follows (amended texts of the Indenture are shown in quotation marks below, with additions shown in double underscore and deletions shown in ~~strikethrough~~):

ARTICLE I

AMENDMENTS TO THE INDENTURE

Section 1.1 Amendments to certain defined terms in Section 1.01 of the Indenture. The following defined terms contained in Section 1.01 of the Indenture are hereby amended and restated as follows:

““Commodity Agreement” means any spot, forward or option commodity price protection agreements or other similar agreement or arrangement designed to ~~protect against~~reduce or manage exposure to fluctuations in commodity prices.”

““Contractor Guarantees” means any Guarantee by the Company or any Restricted Subsidiary of Indebtedness of any contractor, builder or other similar Person engaged by the Company or such Restricted Subsidiary in connection with the development, construction or improvement of real or personal property or equipment to be used ~~in a Permitted Business~~ by the Company or any Restricted Subsidiary in the ordinary course of business, which Indebtedness was Incurred by such contractor, builder or other similar Person to finance the cost of such development, construction or improvement.”

““Currency Agreement” means any foreign exchange forward contract, currency swap agreement or other similar agreement or arrangement designed to ~~protect against~~reduce or manage exposure to fluctuations in foreign exchange rates.”

““Entrusted Loans” means borrowings by a ~~PRC~~Non-Guarantor ~~Restricted~~ Subsidiary ~~from a bank that are secured by a pledge of deposits made by~~from the Company or another ~~PRC~~ Restricted Subsidiary (whether directly or through or facilitated by a bank or other financial institution)~~to the lending bank as security for such borrowings~~, provided that such borrowings are not reflected on the consolidated balance sheet of the Company.”

““Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)  all indebtedness of such Person for borrowed money;

(2)  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)  all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments;

(4)  all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except Trade Payables;

(5)  all Capitalized Lease Obligations and Attributable Indebtedness;

(6)  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness;

(7)  all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)  to the extent not otherwise included in this definition, Hedging Obligations; and

(9)  all Disqualified Stock issued by such Person valued at the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price plus accrued dividends.

Notwithstanding the foregoing, Indebtedness shall not include any (1) capital commitments, pre-sale receipts in advance from customers, deferred payment obligations or similar obligations, Incurred in the ordinary course of business in connection with the acquisition, development, construction or improvement of real or personal property (including land use rights) ~~to be used in a Permitted Business~~ or (2) Entrusted Loans; provided that such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations and commitments referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that:

(A)  the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

(B)  money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest, and

(C)  the amount of Indebtedness with respect to any Hedging Obligation shall be (i) zero if Incurred pursuant to clause (vi) of Section 4.05(b) or (ii) equal to the net amount payable by such Person if the Commodity Agreement, Currency Agreement or Interest Rate Agreement giving rise to such Hedging Obligation were terminated at that time due to default by such Person if not Incurred pursuant to clause (vi) of Section 4.05(b).”

““Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to ~~protect against~~reduce or manage exposure to fluctuations in interest rates.”

““Minority Joint Venture” means any corporation, association or other business entity that is accounted for by the equity method of accounting in accordance with GAAP by the Company or a Restricted Subsidiary ~~and primarily engaged in the Permitted Businesses~~, and such Minority Joint Venture’s Subsidiaries.”

““Permitted Investment” means:

(1) any Investment in the Company or a Restricted Subsidiary ~~that is primarily engaged in a Permitted Business~~ or a Person which will, upon the making of such Investment, become a Restricted Subsidiary ~~that is primarily engaged in a Permitted Business~~ or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary ~~that is primarily engaged in a Permitted Business~~;”

(2)  Temporary Cash Investments;

(3)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(4)  stock, obligations or securities received in satisfaction of judgments;

(5)  an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(6) any Investment pursuant to a Hedging Obligation designed ~~solely to protect~~to reduce or manage the exposure of the Company or any Restricted Subsidiary ~~against~~to fluctuations in commodity prices, interest rates or foreign currency exchange rates ~~and not for speculation~~;”

(7)  receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(8)  Investments made by the Company or any Restricted Subsidiary consisting of consideration received in connection with an Asset Sale made in compliance with Section 4.13;

(9)  pledges or deposits (i) with respect to leases or utilities provided to third parties in the ordinary course of business or (ii) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.07;

(10)  any Investment pursuant to Pre-Registration Mortgage Guarantees or Contractor Guarantees by the Company or any Restricted Subsidiary otherwise permitted to be Incurred under this Indenture;

(11)  Investments in securities of trade creditors, trade debtors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditor, trade debtor or customer;

(12)  advances to contractors and suppliers for the acquisition of assets or consumables or services in the ordinary course of business that are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet;

(13)  deposits of pre-sale proceeds made in order to secure the completion and delivery of pre-sold properties and issuance of the related land use title in the ordinary course of business;

(14)  deposits made in order to comply with statutory or regulatory obligations to maintain deposits for workers compensation claims and other purposes specified by statute or regulation from time to time in the ordinary course of business;

(15)  deposits made in order to secure the performance of the Company or any

Restricted Subsidiary and prepayments made in connection with the acquisition of real property or land use rights by the Company or any Restricted Subsidiary, in each case in the ordinary course of business;

(16)  advances in the ordinary course of business to government authorities or government-affiliated entities in the PRC for the purpose of the development and preparation by such government authority or government affiliated entity of primary land for auction purposes which advances are recorded as deposits or prepaid expenses on the Company’s consolidated balance sheet to the extent each such advance is on normal commercial terms including being subject to repayment from the relevant government authority;

(17)  an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists solely of Common Stock of the Company;

(18)  repurchases of the Notes;

(19)  Guarantees permitted under Section 4.05(b)(xx);

(20)  obligations (but not payments thereon) with respect to homeowners association obligations, community facility district bonds, metro district bonds, mello-roos bonds and subdivision improvement bonds and similar bonding requirements arising in the ordinary course of business of a homebuilder; ~~and~~

(21)  any Investment (including any deemed Investment upon the redesignation of a Restricted Subsidiary as an Unrestricted Subsidiary or upon the sale of Capital Stock of a Restricted Subsidiary) by the Company or any Restricted Subsidiary in any Person (other than a Restricted Subsidiary), provided that:

(i)	the aggregate of all Investments made under this clause (21) since the Original Issue Date shall not exceed in aggregate an amount equal to 20% of Total Assets. Such aggregate amount of Investments shall be calculated after deducting an amount equal to the net reduction in all Investments made under this clause (21) since the Original Issue Date resulting from:

(A)	payments of interest on Indebtedness, dividends or repayments of loans or advances made under this clause, in each case to the Company or any Restricted Subsidiary (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income),

(B)	the unconditional release of a Guarantee provided by the Company or a Restricted Subsidiary after the Original Issue Date under this clause (21) of an obligation of any such Person, or

(C)	to the extent that an Investment made after the Original Issue Date under this clause (21) is sold or otherwise liquidated or repaid for cash, the lesser of (x) cash return of capital with respect to such Investment (less the cost of disposition, if any) and (y) the initial amount of such Investment, not to exceed, in each case, the amount of Investments made by the Company or a Restricted Subsidiary after the Original Issue Date in any such Person pursuant to this clause (21);

(ii)	~~the Person into which such Investment is made is primarily engaged in the Permitted Businesses~~[Intentionally left blank];

(iii)	~~none of the other shareholders or partners~~if a shareholder or partner (other than the Company or a Restricted Subsidiary) in such Person in which such Investment was made pursuant to this clause (21) is a Person described in clause~~s~~ (x) or (y) of the first paragraph of the Section 4.14 (other than (1) TPG or (2) by reason of such shareholder or partner being an officer or director of the Company, a Restricted Subsidiary or a Minority Joint Venture or by reason of being a Restricted Subsidiary or a Minority Joint Venture), such Investment complies with Section 4.14.

(iv)	no Default has occurred and is continuing or would occur as a result of such Investment; and

(v)	in the case of any Investment by the Company or any Restricted Subsidiary in a Person of which less than 50% of the Voting Power of the outstanding Voting Stock is owned, directly or indirectly, by the Company or its Restricted Subsidiaries, at the time of such Investment, the Company could Incur at least US$1.00 of Indebtedness under the proviso in Section 4.05(a); provided however that this paragraph (v) shall not apply if such Investment would otherwise have been permitted under this clause (21) and such Investment, together with the aggregate amount of all other Investments made in reliance on this proviso since the Original Issue Date, shall not exceed in aggregate an amount equal to 5% of Total Assets (such aggregate amount of Investments shall be calculated after deducting an amount equal to the net reduction in all Investments made in reliance on this proviso since the Original Issue Date resulting from the events set forth in paragraphs (i)(A) through (i)(C) above, where references in such paragraphs to “under this clause (21)” shall be substituted with “in reliance on the proviso in paragraph (v)”).

For the avoidance of doubt, the value of each Investment made pursuant to this clause (21) shall be valued at the time such Investment is made~~.~~; and

(22) any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group in connection with the Restructuring upon designation of such Subsidiaries as Unrestricted Subsidiaries, provided that (A) (i) the Board of Directors has determined in good faith that the designation of such Subsidiaries as Unrestricted Subsidiaries is necessary to obtain approval from a Qualified Exchange for the Restructuring, (ii) at the time of such designation, such Subsidiaries remain Subsidiaries of the Company, and (iii) at the time of such designation, such Subsidiaries remain primarily engaged in the businesses other than property development business; and (B) the aggregate of all Investments made under this clause (22) since the Effective Time shall not exceed an amount equal to 10% of Total Assets (for the avoidance of doubt, any portion of such Investments exceeding 10% of Total Assets shall not constitute a Permitted Investment pursuant to this clause (22) but may be made, characterized and accounted for in accordance with the other provisions of this Indenture); and provided further that, at the time when (x) the Company ceases to hold, directly or indirectly, at least 30% of the Voting Stock of any entity so designated as an Unrestricted Subsidiary or (y) any Person or group of Persons other than the Company and its Subsidiaries acquires a higher percentage of the Voting Stock of such entity than the percentage held directly or indirectly by the Company, the Company will be deemed to make an Investment in such entity equal to the Fair Market Value of any Investment that the Company retains, directly or indirectly, in such entity immediately following such event.”

““Permitted Liens” means:

(1)  Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal or administrative proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(2)  statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal or administrative proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(3)  Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(4) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(5)  Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(6)  Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; provided further that such Liens were not created in contemplation of or in connection with the transactions or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(7)  Liens in favor of the Company or any Restricted Subsidiary;

(8)  Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

(9) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(10) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry ~~and incurred in the ordinary course of business~~, in each case, securing Indebtedness under Hedging Obligations permitted by clause (vi) of Section 4.05(b);”

(11)   Liens existing on the Original Issue Date;

(12)  Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (v) of Section 4.05(b); provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

(13)  Liens under the Security Documents;

(14)  Liens securing any Permitted Pari Passu Secured Indebtedness that complies with each of the requirements set forth under Section 4.22;

(15)  any interest or title of a lessor in the property subject to any operating lease;

(16)  Liens securing Indebtedness of the Company or any Restricted Subsidiary under any Pre-Registration Mortgage Guarantee which is permitted to be Incurred under clause (vii) of Section 4.05(b);

(17)  easements, rights-of-way, municipal and zoning ordinances or other restrictions as to the use of properties in favor of governmental agencies or utility companies that do not materially adversely affect the value of such properties or materially impair the use for the purposes of which such properties are held by the Company or any Restricted Subsidiary;

(18)  Liens (including extensions and renewals thereof) upon real or personal property; provided that (a) such Lien is created solely for the purpose of securing Indebtedness of the type described under clause (viii) of Section 4.05(b) and such Lien is created prior to, at the time of or within 180 days after the later of the acquisition or the completion of development, construction or improvement of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of the cost of such property, development, construction or improvement and (c) such Lien shall not extend to or cover any property or assets other than such item of property and any improvements on such item, provided that, in the case of clauses (b) and (c), such Lien may cover other property or assets (instead of or in addition to such item of property or improvements) and the principal amount of Indebtedness secured by such Lien may exceed 100% of such cost if (x) such Lien is incurred in the ordinary course of business and (y) the aggregate book value of property or assets (as of the last day of the most recent fiscal quarter period for which consolidated financial statements of the Company (which the Company shall use its reasonable best efforts to compile in a timely manner) are available (which may include internal consolidated financial statements) or, if any such property or assets have been acquired since the date of such financial statements, the cost of such property or assets) subject o Liens incurred pursuant to this clause (18) does not exceed 130% of the aggregate principal amount of Indebtedness secured by such Liens;

(19)  Liens on deposits of pre-sale proceeds made in order to secure the completion and delivery of pre-sold properties and issuance of the related land use title made in the ordinary course of business and not securing Indebtedness of the Company or any Restricted Subsidiary;

(20)  Liens on deposits made in order to comply with statutory obligations to maintain deposits for workers compensation claims and other purposes specified by statute made in the ordinary course of business and not securing Indebtedness of the Company or any Restricted Subsidiary;

(21)  Liens on deposits made in order to secure the performance of the Company or any Restricted Subsidiary in connection with the acquisition of real property or land use rights by the Company or any Restricted Subsidiary in the ordinary course of business and not securing Indebtedness of the Company or any Restricted Subsidiary;

(22)  Liens incurred or deposits made to secure Entrusted Loans;

(23)  Liens on the Capital Stock of the Person that is to be acquired under the relevant Staged Acquisition Agreement securing Indebtedness which is permitted to be Incurred under clause (xv) of Section 4.05(b);

(24) Liens securing Indebtedness permitted to be under clause (xiv) of Section 4.05(b);

(25)  Liens on the Capital Stock of a PRC Project Company granted by the Company or any ~~PRC~~ Restricted Subsidiary in favor of any Trust Company Investor (including the sale or transfer of such Capital Stock to such Trust Company Investor) in respect of, and to secure, the Indebtedness permitted to be Incurred under clause (xvi) of Section 4.05(b);

(26)  Liens on cash deposits, bank accounts or other assets to secure Bank Deposit Secured Indebtedness permitted to be Incurred under clause (xvii) of Section 4.05(b);

(27)  Liens on Investment Properties securing Indebtedness of the Company or any Restricted Subsidiary permitted to be Incurred under clause (b)(xviii) of Section 4.05(b);

(28)  Liens securing Indebtedness of Restricted Subsidiaries (other than Subsidiary

Guarantors or JV Subsidiary Guarantors) Incurred pursuant to clause (xix) of Section 4.05(b);

(29)  Liens securing Indebtedness Incurred under clause (xx) of Section 4.05(b);

(30)  Liens on assets of a Non-Guarantor Subsidiary securing any Permitted Subsidiary Indebtedness of any Non-Guarantor Subsidiary permitted to be Incurred under Section 4.05(a);

(31)  Liens Incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(32)  Liens for homeowner, property owner, condominium and similar association fees, assessments and other payments; ~~and~~

(33)  Liens arising from filing Uniform Commercial Code financing statements regarding leases; and

(34) Liens to secure Indebtedness Incurred under clause (xxii) of Section 4.05(b).

provided that, with respect to the Collateral, “Permitted Liens” shall only refer to the Liens described in clauses (1), (6), (13) and (14) of this definition.”

““Permitted Subsidiary Indebtedness” means Indebtedness of, and all Preferred Stock issued by, the Non-Guarantor Subsidiaries, taken as a whole; provided that, on the date of the Incurrence of such Indebtedness and after giving effect thereto and the application of the proceeds thereof, the aggregate principal amount outstanding of all such Indebtedness (excluding Public Indebtedness and any Indebtedness of any Non-Guarantor Subsidiary permitted under clauses (i), (ii), (iv), (vi) and (vii) of Section 4.05(b)) does not exceed an amount equal to ~~20.0~~30.0% of Total Assets.”

““PRC Non-Guarantor Subsidiaries” means all Restricted Subsidiaries organized under the laws of the PRC.”

““PRC Project Company” means any corporation, association or other business entity organized under the laws of the PRC primarily engaged in ~~a Permitted Business~~property development which, at any time, is treated as a “subsidiary” of the Company under GAAP, other than an Unrestricted Subsidiary.”

““Replacement Assets” means, on any date, property or assets (other than current assets) of a nature or type or that are used in ~~a Permitted Business~~the businesses of the Company or any of its Restricted Subsidiaries (including any Capital Stock in a Person holding such property or assets, which ~~is primarily engaged in a Permitted Business and~~ is or will upon the acquisition by the Company or any Restricted Subsidiary of such Capital Stock become a Restricted Subsidiary).”

Section 1.2 Deletion of certain defined terms from Section 1.01 of the Indenture. The following defined terms are hereby deleted from Section 1.01 of the Indenture:

“~~“Permitted Businesses” means any business conducted by the Company and its Restricted Subsidiaries on the Original Issue Date and other businesses reasonably related, ancillary or complementary thereto.~~”

“~~“PRC Restricted Subsidiary” means a Restricted Subsidiary organized under the laws of the PRC.~~”

Section 1.3 Addition of certain defined terms to Section 1.01 of the Indenture. The following defined terms are hereby added to Section 1.01 of the Indenture:

““Effective Time” means the date when the Supplemental Indenture enabling the proposed amendments to this Indenture pursuant to the consent solicitation statement in relation to the Notes dated as of January 19, 2016 prepared by the Company and the Subsidiary Guarantors is executed by the Company, the Subsidiary Guarantors, the Trustee and the Shared Security Agent.”

““Exempted Subsidiary” means any Restricted Subsidiary established after the Effective Time organized in any jurisdiction other than the PRC that is prohibited by applicable law or regulation to provide a Subsidiary Guarantee or a JV Subsidiary Guarantee or create any Lien over its Capital Stock to secure any of the secured obligations subject to the Intercreditor Agreement; provided that (x) the Company shall have failed, upon using commercially reasonable efforts, to obtain any required governmental or regulatory approval or registration with respect to such Subsidiary Guarantee, JV Subsidiary Guarantee or Lien over its Capital Stock, to the extent that such approval or registration is available under any applicable law or regulation and (y) such Restricted Subsidiary shall cease to be an Exempted Subsidiary immediately upon such prohibition ceasing to be in force or apply to such Restricted Subsidiary or upon the Company having obtained such applicable approval or registration.”

““Qualified Exchange” means either (1) The New York Stock Exchange, the London Stock Exchange, The Stock Exchange of Hong Kong Limited, the Nasdaq Stock Market or Singapore Exchange Securities Trading Limited or (2) a national securities exchange (as such term is defined in Section 6 of the Exchange Act) or a designated offshore securities market (as such term is defined in Rule 902(b) under the Securities Act).”

““Qualified IPO” means an initial public offering, and a listing, of ordinary shares of a company on a Qualified Exchange; provided that in the case that such listing is on a national securities exchange (as such term is defined in Section 6 of the Exchange Act) or a designated offshore securities market (as such term is defined in Rule 902(b) under the Securities Act), such listing shall result in a public float of no less than the percentage required by the applicable listing rules.”

““Restructuring” means the restructuring and Qualified IPO of the common shares of a Subsidiary in the Restructuring Group.”

““Restructuring Group” means a Subsidiary of the Company through which the Company conducts (directly or indirectly) businesses other than property development business immediately prior to the completion of the Restructuring and its Subsidiaries.”

Section 1.4 Amendment to Section 4.03 of the Indenture. Section 4.03 of the Indenture is hereby amended and restated as follows:

“Section 4.03. Governmental Approvals and Licenses; Compliance with Law. The Company shall, and shall cause each Restricted Subsidiary to, (a) obtain and maintain in full force and effect all governmental approvals, authorizations, consents, permits, concessions and licenses as are necessary to engage in the ~~Permitted Businesses~~businesses of the Company or any Restricted Subsidiary, (b) preserve and maintain good and valid title to its properties and assets (including land-use rights) free and clear of any Liens other than Permitted Liens and (c) comply with all laws, regulations, orders, judgments and decrees of any governmental body, except to the extent that failure so to obtain, maintain, preserve and comply would not reasonably be expected to have a material adverse effect on (i) the business, results of operations or prospects of the Company and its Restricted Subsidiaries, taken as a whole, or (ii) the ability of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor to perform its obligations under the Notes, the relevant Subsidiary Guarantee, the relevant JV Subsidiary Guarantee or this Indenture.”

Section 1.5 Amendments to Sections 4.05(a) and (b) of the Indenture. Sections 4.05(a) and (b) of the Indenture are hereby amended and restated as follows:

“Section 4.05  Limitation on Indebtedness and Preferred Stock. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness (including Acquired Indebtedness), and the Company shall not permit any Restricted Subsidiary to issue Preferred Stock, provided that the Company, ~~and~~ any Subsidiary Guarantor or any JV Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) and any ~~Restricted Subsidiary that is a~~ Non- Guarantor Subsidiary may Incur Permitted Subsidiary Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, (x) no Default has occurred and is continuing and (y) the Fixed Charge Coverage Ratio would not be less than ~~3.0~~2.75 to 1.0. Notwithstanding the foregoing, the Company shall not permit any Restricted Subsidiary to Incur any Disqualified Stock (other than Disqualified Stock of Restricted Subsidiaries held by the Company or a Subsidiary Guarantor, so long as it is so held).

(b)  Notwithstanding the foregoing, the Company and, to the extent provided below, any Restricted Subsidiary may Incur each and all of the following (“Permitted Indebtedness”):

(i)  Indebtedness under the Notes (excluding any Additional Notes and any Permitted Pari Passu Secured Indebtedness of the Company) and each Subsidiary Guarantee and JV Subsidiary Guarantee;

(ii)  any Pari Passu Subsidiary Guarantees by any Subsidiary Guarantor or any JV Subsidiary Guarantor;

(iii)  Indebtedness of the Company or any Restricted Subsidiary outstanding on the Original Issue Date excluding Indebtedness permitted under clause (iv) below; provided that such Indebtedness of ~~Restricted Subsidiaries that are~~ Non-Guarantor Subsidiaries shall be included in the calculation of Permitted Subsidiary Indebtedness;

(iv)  Indebtedness of the Company or any Restricted Subsidiary owed to the Company or any Restricted Subsidiary; provided that (i) any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or any Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (d) and (ii) if the Company is the obligor on such Indebtedness, such Indebtedness must expressly be subordinated in right of payment to the Notes, and if a Subsidiary Guarantor or a JV Subsidiary Guarantor is the obligor on such Indebtedness and the Company is not the obligee, such Indebtedness must be expressly subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor or the JV Subsidiary Guarantee of such JV Subsidiary Guarantor, as the case may be;

(v)  Indebtedness of the Company or any Restricted Subsidiary (“Permitted Refinancing Indebtedness”) issued in exchange for, or the net proceeds of which are used to refinance or refund, replace, exchange, renew, repay, defease, discharge or extend (collectively, “refinance” and “refinances” and “refinanced” shall have a correlative meaning), then outstanding Indebtedness Incurred under the immediately preceding paragraph (a) or clauses (i), (ii), (iii), (viii), (xvi), (xvii), (xviii) or (xix) of this paragraph (b) and any refinancings thereof in an amount not to exceed the amount so refinanced (plus premiums, accrued interest, fees and expenses); provided that (1) Indebtedness the proceeds of which are used to refinance the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee shall only be permitted under this clause (v) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, as the case may be, or (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Subsidiary Guarantee or a JV Subsidiary Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or such Subsidiary Guarantee or such JV Subsidiary Guarantee, (2) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced, (3) in no event may Indebtedness of the Company, any Subsidiary Guarantor or any JV Subsidiary Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor or a JV Subsidiary Guarantor, and (4) in no event may Indebtedness of the Company or any Subsidiary Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any JV Subsidiary Guarantor;

(vi)  Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to Hedging Obligations ~~entered into in the ordinary course of business~~ designed ~~solely to protect~~to reduce or manage the exposure of the Company or any Restricted Subsidiary against fluctuations in commodity prices, interest rates or foreign currency exchange rates;

(vii)  Pre-Registration Mortgage Guarantees by the Company or any Restricted Subsidiary;

(viii) Indebtedness Incurred by the Company or any Restricted Subsidiary for the purpose of financing (x) all or any part of the purchase price of assets, real or personal property (including the lease purchase price of land use rights) or equipment to be used in the ordinary course of business by the Company or a Restricted Subsidiary ~~in the Permitted Business~~, including any such purchase through the acquisition of Capital Stock of any Person that owns such real or personal property or equipment which will, upon acquisition, become a Restricted Subsidiary, or (y) all or any part of the purchase price or the cost of development, construction or improvement of assets, real or personal property (including the lease purchase price of land use rights) or equipment to be used in the ordinary course of business by the Company or such Restricted Subsidiary ~~in the Permitted Business~~; provided that, in the case of clauses (x) and (y), (A) the aggregate principal amount of such Indebtedness shall not exceed such purchase price or cost, (B) such Indebtedness shall be Incurred no later than 180 days after the acquisition of such asset, property or equipment or completion of such development, construction or improvement and (C) on the date of the Incurrence of such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness permitted by this clause (viii) (together with refinancings thereof, but excluding any Contractor Guarantee Incurred under this clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) plus (2) the aggregate amount outstanding of all Indebtedness permitted and then outstanding under clauses (xvi), (xvii), (xviii) ~~and~~, (xx) and (xxii) below (together with any refinancings thereof) ~~below~~ does not exceed an amount equal to ~~40.0~~50.0% of Total Assets;

(ix)  Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to workers’ compensation claims or self- insurance obligations or bid, performance or surety bonds (in each case other than for an obligation for borrowed money);

(x)  Indebtedness Incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit or trade guarantees issued in the ordinary course of business to the extent that such letters of credit or trade guarantees are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than 30 days following receipt by the Company or such Restricted Subsidiary of a demand for reimbursement;

(xi)  Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or any Restricted Subsidiary pursuant to such agreements, in any case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or any Restricted Subsidiary from the disposition of such business, assets or Restricted Subsidiary;

(xii)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business provided, that such Indebtedness is extinguished within five Business Days of Incurrence;

(xiii)  (A) Guarantees by the Company or any Subsidiary Guarantor of Indebtedness of the Company or any Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant (B) Guarantees by any Restricted Subsidiary of Indebtedness of another Restricted Subsidiary that was permitted to be Incurred by another provision of this covenant, or (C) Guarantees by any JV Subsidiary Guarantor of Indebtedness of any other JV Subsidiary Guarantor that is a direct or indirect Subsidiary or parent of such JV Subsidiary Guarantor, which Indebtedness was permitted to be Incurred by another provision of this covenant;

(xiv)  Indebtedness of the Company or any Restricted Subsidiary maturing within one year; provided that the aggregate principal amount of Indebtedness permitted by this clause (xiv) at any time outstanding does not exceed US$30.0 million (or the Dollar Equivalent thereof);

(xv)  Indebtedness of the Company or any Restricted Subsidiary constituting an obligation to pay the deferred purchase price of Capital Stock of a Restricted Subsidiary pursuant to a Staged Acquisition Agreement, to the extent that such deferred purchase price is paid within 12 months after the date the Company or such Restricted Subsidiary enters into such Staged Acquisition Agreement;

(xvi) Indebtedness Incurred or Preferred Stock issued by the Company or any Restricted Subsidiary arising from any Investment made by a Trust Company Investor in a PRC Project Company; provided that, on the date of Incurrence of all such Indebtedness or issuance of such Preferred Stock and after giving effect thereto, the sum of (1) the aggregate amount outstanding of all Indebtedness and Preferred Stock permitted under this clause (xvi) plus (2) the aggregate principal amount outstanding of all Indebtedness permitted under clause (viii) above and clauses (xvii), (xviii) ~~and~~, (xx) and (xxii) below (together with refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount) does not exceed an amount equal to ~~40.0~~50.0% of Total Assets;

(xvii) Bank Deposit Secured Indebtedness Incurred by the Company or any Restricted Subsidiary; provided that, on the date of the Incurrence of such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to this clause (xvii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to clauses (viii) and (xvi) above and clauses (xviii) ~~and~~, (xx) and (xxii) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to ~~40.0~~50.0% of Total Assets;

(xviii) Indebtedness Incurred by any Restricted Subsidiary which is secured by Investment Properties; provided that, on the date of the Incurrence of all such Indebtedness and after giving effect thereto, the sum of (1) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to this clause (xviii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all such Indebtedness Incurred pursuant to clauses (viii), (xvi) and (xvii) above and clauses (xx) and (xxii) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) above to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to ~~40.0~~50.0% of Total Assets;

(xix)  Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed US$15.0 million (or the Dollar Equivalent thereof);

(xx) Indebtedness Incurred by the Company or any Restricted Subsidiary constituting a Guarantee of Indebtedness of any Person (other than the Company or a Restricted Subsidiary) by the Company or such Restricted Subsidiary; provided that, on the date of the Incurrence of all such Indebtedness and after giving effect thereto, (1) the aggregate principal amount outstanding of all such Indebtedness Incurred under this clause (xx) (together with any refinancing thereof), plus (2) the aggregate principal amount outstanding of all Indebtedness Incurred pursuant to clauses (viii), (xvi), (xvii) and (xviii) above and clause (xxii) below (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to ~~40.0~~50.0% of Total Assets; ~~and~~

(xxi) Indebtedness Incurred by the Company or a Restricted Subsidiary Constituting a Subordinated Shareholder Loan~~.~~; and

(xxii) Acquired Indebtedness of any Restricted Subsidiary Incurred and outstanding on the date on which such Person becomes a Restricted Subsidiary (other than Indebtedness Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of transactions pursuant to which a Person becomes a Restricted Subsidiary or (B) otherwise in contemplation of a Person becoming a Restricted Subsidiary or any such acquisition); provided that, on the date of the Incurrence of all such Indebtedness and after giving effect thereto, (1) the aggregate principal amount outstanding of all such Indebtedness Incurred under this clause (xxii) (together with any refinancings thereof), plus (2) the aggregate principal amount outstanding of all Indebtedness Incurred pursuant to clauses (viii), (xvi), (xvii), (xviii) and (xx) above (together with any refinancings thereof, but excluding any Contractor Guarantee Incurred under clause (viii) to the extent the amount of such Contractor Guarantee is otherwise reflected in such aggregate principal amount), does not exceed an amount equal to 50.0% of Total Assets.”

Section 1.6 Amendments to Sections 4.06(c) and (d) of the Indenture. Sections 4.06(c) and (d) of the Indenture are hereby amended and restated as follows:

“(c)  The amount of any Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The value of any assets or securities that are required to be valued by Section 4.06 will be the Fair Market Value. The Board of Directors’ determination of the Fair Market Value of a Restricted Payment or any such assets or securities must be based upon an opinion or appraisal issued by an appraisal or investment banking firm of recognized international standing if the Fair Market Value exceeds US$10.0 million (or the Dollar Equivalent thereof), except with respect to any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group in connection with the Restructuring upon designation of such Subsidiaries as Unrestricted Subsidiaries (to the extent such Investment does not constitute a Permitted Investment pursuant to clause (22) of the definition thereof).

(d)  Not later than the date of making any Restricted Payment in excess of US$10.0 million (or the Dollar Equivalent thereof) (other than any Restricted Payment~~s~~ set forth in clauses (v) through (x) of Section 4.06(a) above and any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group in connection with the Restructuring upon designation of such Subsidiaries as Unrestricted Subsidiaries (to the extent such Investment does not constitute a Permitted Investment pursuant to clause (22) of the definition thereof)), the Company will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by Section 4.06 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.”

Section 1.7 Amendment to Section 4.14(b) of the Indenture. Section 4.14(b) of the Indenture is amended as follows:

“(b)  The limitation set forth in Section 4.14(a) above does not limit, and shall not apply to:

(i)  the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(ii)  transactions between or among the Company and any of its Wholly Owned Restricted Subsidiaries or between or among Wholly Owned Restricted Subsidiaries;

(iii)  any Restricted Payment of the type described in clause (i) or (ii) of

Section 4.06(a) if permitted by that Section 4.06(a);

(iv)  any sale of Capital Stock (other than Disqualified Stock) of the Company;

(v)  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock, restricted stock plans, long-term incentive plans, share award schemes, stock appreciation rights plans, participation plans or similar employee plans and/or indemnity provided on behalf of employees, officers and directors of the Company or any Restricted Subsidiary, so long as such plan or scheme is in compliance with the listing rules of the New York Stock Exchange; ~~and~~

(vi)  any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with directors, officers, employees and consultants in the ordinary course of business and the payment of compensation pursuant thereto~~.~~;

(vii)  any transaction between (A) the Company or any Restricted Subsidiary and (B) any entity in the Restructuring Group entered into in connection with the Restructuring, including, without limitation, transactions entered into for purposes of any reorganization in connection with the Restructuring and the entry into, and the performance thereof, of any underwriting agreement or other transaction documents in connection with the Restructuring; and

(viii)  any transaction between (A) the Company or any Restricted Subsidiary and (B) any entity in the Restructuring Group entered into in the ordinary course of business, on fair and reasonable terms and disclosed in the offering document issued in connection with the Restructuring, or any amendment, modification, extension or replacement thereof, so long as such amendment, modification or replacement is not more disadvantageous to the Company and its Restricted Subsidiaries than the original transaction described in the offering document issued in connection with the Restructuring and in compliance with the rules of the relevant Qualified Exchange.”

Section 1.8 Amendment to Section 4.15 of the Indenture. Section 4.15 of the Indenture is amended and restated as follows:

“Section 4.15. ~~Limitation on the Company’s Business Activities. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, engage in any business other than a Permitted Business; provided, however, that the Company or any Restricted Subsidiary may own Capital Stock of an Unrestricted Subsidiary or joint venture or other entity that is engaged in a business other than Permitted Businesses as long as any Investment therein was not prohibited when made under Section 4.06.~~[This Section is Intentionally Left Blank]

Section 1.9 Amendment to Section 4.17(a) of the Indenture. Section 4.17(a) of the Indenture is hereby amended and restated as follows:

“Section 4.17.  Designation of Restricted and Unrestricted Subsidiaries. (a) Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that:

(i)  no Default shall have occurred and be continuing at the time of or after giving effect to such designation;

(ii)  neither the Company nor any Restricted Subsidiary provides credit support for the Indebtedness of such Restricted Subsidiary;

(iii)  such Restricted Subsidiary does not own any Disqualified Stock of the Company or Disqualified or Preferred Stock of another Restricted Subsidiary or hold any Indebtedness of, or any Lien on any property of, the Company or any Restricted Subsidiary, if such Disqualified or Preferred Stock or Indebtedness could not be Incurred under Section 4.05 or such Lien would violate Section 4.07;

(iv)  such Restricted Subsidiary does not own any Voting Stock of another Restricted Subsidiary, and all of its Subsidiaries are Unrestricted Subsidiaries or are being concurrently designated to be Unrestricted Subsidiaries in accordance with Section 4.17(a); and

(v) the Investment deemed to have been made thereby in such newly-designated Unrestricted Subsidiary and each other newly-designated Unrestricted Subsidiary being concurrently redesignated would be permitted to be made under Section 4.06 (other than any Investment deemed to have been made by the Company or any Restricted Subsidiary in the Restructuring Group upon the designation of the Subsidiaries in the Restructuring Group as Unrestricted Subsidiaries in connection with the Restructuring, provided that (A) the Board of Directors has determined in good faith that the designation of such Subsidiaries as Unrestricted Subsidiaries is necessary to obtain approval from a Qualified Exchange for the Restructuring, (B) at the time of such designation, such Subsidiaries remain Subsidiaries of the Company, and (C) at the time of such designation, such Subsidiaries remain primarily engaged in the businesses other than property development business).”

Section 1.10 Amendment to Section 4.23(a) of the Indenture. Section 4.23(a) of the Indenture is amended and restated as follows:

“Section 4.23.  Suspension of Certain Covenants. (a) If, on any date following the date of this Indenture, the Notes have a rating of Investment Grade from both of the Rating Agencies and no Default has occurred and is continuing (a “Suspension Event”), then, beginning on that day and continuing until such time, if any, at which the Notes cease to have a rating of Investment Grade from either of the Rating Agencies, the following provisions of this Indenture will be suspended:

(1) Section 4.05;

(2) Section 4.06;

(3) Section 4.08;

(4) Section 4.09;

(5) Section 4.10;

(6) Section 4.11; and

(7) Section 4.13~~; and~~

~~(8) Section 4.15~~.

Section 1.11 Amendments to Sections 10.02(a) and 10.02(b) of the Indenture. Sections 10.02(a) and 10.02(b) of the Indenture are amended and restated as follows:

“Section 10.02.   Future Subsidiary Guarantor Pledgors. (a) None of the Capital Stock of the Non-Guarantor Subsidiaries will be pledged on the Original Issue Date or at any time in the future. In addition, none of the Capital Stock of any future Restricted Subsidiary that may be organized under the laws of the PRC (and, after the Effective Time, the Capital Stock of any Exempted Subsidiaries) will be pledged at any time in the future. If any JV Subsidiary Guarantor is established, the Capital Stock of such JV Subsidiary Guarantor owned by the Company or any Subsidiary Guarantor will be pledged to secure the obligations of the Company under the Notes and the Indenture, and of such Subsidiary Guarantor under its Subsidiary Guarantee, as the case may be, in the manner described above. However, none of the JV Subsidiary Guarantors will provide a Security Document pledging the Capital Stock of its direct or indirect Subsidiaries as security in favor of the Shared Security Agent for itself and for the benefit of the Trustee and the Holders.

(b) The Company shall, for the benefit of the Holders of the Notes, pledge, and cause each Subsidiary Guarantor (other than a JV Subsidiary Guarantor, if any) to pledge, the Capital Stock directly owned by the Company or such Subsidiary Guarantor of any Person that becomes a Restricted Subsidiary or of any Non-Guarantor Subsidiary that becomes a Subsidiary Guarantor, or additional shares of Capital Stock acquired or otherwise received by the Company or such Subsidiary Guarantor of any existing Restricted Subsidiary (in each case, other than Persons organized under the laws of the PRC or Other Non-Guarantor Subsidiaries) after the Original Issue Date, promptly upon such Person becoming a Restricted Subsidiary, to secure the obligations of the Company under the Notes and the Indenture, and of such Subsidiary Guarantor under its Subsidiary Guarantee. After the Effective Time, the Company shall, for the benefit of the Holders of the Notes, pledge, and cause each Subsidiary Guarantor (other than a JV Subsidiary Guarantor, if any) to pledge, the Capital Stock directly owned by the Company or such Subsidiary Guarantor of any Person that becomes a Restricted Subsidiary or of any Non-Guarantor Subsidiary that becomes a Subsidiary Guarantor, or additional shares of Capital Stock acquired or otherwise received by the Company or such Subsidiary Guarantor of any existing Restricted Subsidiary (in each case, other than Persons organized under the laws of the PRC, Other Non-Guarantor Subsidiaries or Exempted Subsidiaries), as soon as practicable after such Person becomes a Restricted Subsidiary or ceases to be an Exempted Subsidiary, to secure the obligations of the Company under the Notes and the Indenture, and of such Subsidiary Guarantor under its Subsidiary Guarantee.”

Section 1.12 Amendments to Section 11.09(a) of the Indenture. Section 11.09(a) of the Indenture is amended and restated as follows:

“Section 11.09.  Further Subsidiary Guarantors. (a) The Company shall cause each of its future Restricted Subsidiaries ~~(other than Persons organized under the laws of the PRC)~~ after the Original Issue Date (other than any Person organized under the laws of the PRC or, if on or after the Effective Time, any Exempted Subsidiary), promptly upon becoming a Restricted Subsidiary or ceasing to be an Exempted Subsidiary, to execute and deliver to the Trustee a supplemental indenture to this Indenture pursuant to which such Restricted Subsidiary will guarantee the payment of the Notes as either a Subsidiary Guarantor or JV Subsidiary Guarantor. Notwithstanding the foregoing, the Company may elect to have any such future Restricted Subsidiary (and its Restricted Subsidiaries) ~~organized outside the PRC~~ not provide a Subsidiary Guarantee or JV Subsidiary Guarantee at the time such ~~entity~~Person becomes a Restricted Subsidiary or ceases to be an Exempted Subsidiary, provided that, after giving effect to the Consolidated Assets of such Restricted Subsidiary, the Consolidated Assets of all Restricted Subsidiaries organized outside the PRC (other than Exempted Subsidiaries) that are not Subsidiary Guarantors or JV Subsidiary Guarantors do not account for more than 20.0% of Total Assets as of the date such ~~Subsidiary~~Person becomes a Restricted Subsidiary or ceases to be an Exempted Subsidiary. Each such Restricted Subsidiary and its Restricted Subsidiaries that do not provide a Subsidiary Guarantee or a JV Subsidiary Guarantee will also be referred to as Other Non-Guarantor Subsidiaries. If, at any time, the Consolidated Assets of all Restricted Subsidiaries organized outside the PRC (other than Exempted Subsidiaries) that are not Subsidiary Guarantors or JV Subsidiary Guarantors exceed 20.0% of ~~the~~ Total Assets, the Company must promptly cause one or more Other Non-Guarantor Subsidiaries to execute and deliver to the Trustee a supplemental indenture to the Indenture pursuant to which such Other Non-Guarantor Subsidiaries will guarantee the payment of the Notes and will become Subsidiary Guarantors such that the 20.0% limitation is complied with ~~and will become Subsidiary Guarantors~~.”

ARTICLE II

MISCELLANEOUS PROVISIONS

Section 2.1 This Indenture Supplement shall be governed by and construed in accordance with the laws of the State of New York.

Section 2.2 This Indenture Supplement may be signed in various counterparts which together will constitute one and the same instrument.

Section 2.3 This Indenture Supplement is an amendment supplemental to the Indenture and the Indenture and this Indenture Supplement will henceforth be read together. Except as amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Indenture Supplement shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the Indenture as amended hereby.

Section 2.4 The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Indenture Supplement or for or in respect of the recitals contained herein all of which are made solely by the Company and the Subsidiary Guarantors.

Section 2.5 Notwithstanding anything contained herein, nothing in this Indenture Supplement shall relieve the Company, the Subsidiary Guarantors, the Trustee and the Shared Security Agent of any of their obligations under the Indenture, as amended and supplemented by this Indenture Supplement, and the Notes.

Section 2.6 In case any provision in this Indenture Supplement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.7 The provisions of Articles I of this Indenture Supplement shall be effective upon execution, and shall not become operative until the time the Company pays the Holders who delivered consents to the amendment set forth in this Indenture Supplement, pursuant to and in accordance with the terms and conditions set forth in the Consent Solicitation Statement issued by the Company, dated as of January 19, 2016.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture Supplement to be duly executed as of the date first above written.

Xinyuan Real Estate Co., Ltd. By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

Xinyuan International Property Investment Co., Ltd. as Subsidiary Guarantor By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

Xinyuan Real Estate, Ltd. as Subsidiary Guarantor By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

Xinyuan International (HK) Property Investment Co., Limited
as Subsidiary Guarantor By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

Victory Good Development Limited as Subsidiary Guarantor By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

[Signature Page – Indenture Supplement]

South Glory International Limited
as Subsidiary Guarantor By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

Elite Quest Holdings Limited as Subsidiary Guarantor By: /s/ Yong Zhang
Name: Yong Zhang
Title: Chairman

[Signature Page – Indenture Supplement]

Citicorp International Limited, as Trustee

By: /s/ Terence Yeung
Name: Terence Yeung
Title: Vice President

[Signature Page – Indenture Supplement]

Citicorp International Limited, as Shared Security Agent

By: /s/ Terence Yeung
Name: Terence Yeung
Title: Vice President

[Signature Page – Indenture Supplement]

SCHEDULE I

LIST OF SUBSIDIARY GUARANTORS

Name of Company

1.	Xinyuan International Property Investment Co., Ltd.
2.	Xinyuan Real Estate, Ltd.
3.	Xinyuan International (HK) Property Investment Co., Limited
4.	Victory Good Development Limited
5.	South Glory International Limited
6.	Elite Quest Holdings Limited

Schedule I – 1